November 29, 2018

Handong Cheng
Chief Executive Officer
ChinaNet Online Holdings, Inc.
No. 3 Min Zhuang Road, Building 6
Yu Quan Hui Gu Tuspark, Haidian District
Beijing, PRC 100195

       Re: ChinaNet Online Holdings, Inc.
           Registration Statement on Form S-3
           Filed October 30, 2018
           File No. 333-228061

Dear Mr. Cheng:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. You disclose that in January 2018, you announced your expansion into the blockchain technology industry and your entry into a strategic relationship with Wuxi Jingtum
       Network Technology ("Jingtum"), a company focused on building blockchain technologies. Your January 23, 2018 press release reports that you entered into an
       agreement with Jingtum and Ford Tree Beijing Blockchain Technology Co., Ltd. "to
       establish a new joint venture company . . . to research and develop blockchain technology and its applications for [your] blockchain technical and business units." Further, your periodic filings disclose that you entered into a contract with an unrelated entity "to develop certain blockchain technology based applications" for $4.5 million in February
 Handong Cheng
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         2018 and incorporated Business Opportunity Chain (Beijing) Technology Development
         Co., Ltd., a wholly owned subsidiary, for such purpose in May 2018.

         Given the significance of the shift in your business development strategy, please advise how you determined that you were not required to report these events pursuant to Item
         1.01 of Form 8-K or file any of the related agreements as exhibits to your periodic filings.
         In light of the foregoing, please advise how you determined that you are eligible to use
         Form S-3. Refer to General Instruction I.A.3 of Form S-3.
2. You disclose that you have not offered or sold any securities pursuant to General
         Instruction I.B.6 during the previous 12 months. It appears, however, that on January 12,
         2018, you offered and sold shares of common stock and warrants to purchase shares of common stock for proceeds of $11,072,505.20 pursuant to an effective Form S-3 (file no.
         333-207466). Please revise. Refer to Instruction 7 to General Instruction I.B.6 of Form S-
         3.
3. Please incorporate the Forms 8-K filed on January 11, 2018, January 12, 2018, by reference. Refer to Item 12(a)(2) of Form S-3.
4. You disclose that you are undertaking the development and deployment of blockchain applications to solve trust issues in business cooperation and services, enhance user vitality and stickiness, and "shift from an information services provider to a transaction services provider for business opportunities." In this regard, recent press releases report that you launched a "blockchain-powered marketing and advertising transaction system"
         called the Business Opportunity Social Ecosystem, which includes the BO!News mobile application. Please provide a detailed description of the nature and purpose of your existing and planned blockchain applications, as well as any inherent digital assets.
         Clarify whether your applications run on a blockchain protocol that is under your control and, if so, the risks and challenges related to developing and maintaining the underlying blockchain; alternatively, clarify whether they are dependent on another blockchain that is fully public and decentralized and, if so, the risks and challenges related to such reliance
         (e.g., the risk that the blockchain will cease to function, slow down in functionality, or fork).
5. Please disclose the business risks and challenges related to the development and deployment of blockchain technologies, including any known trends or uncertainties that are reasonably expected to have a material impact on your results of operations or financial condition. In this regard, your June 4, 2018 press release reports that you will accept Martingale Bonus Points ("MBPs"), the "utility token" associated with your application, as payment for your products and services and that the MBPs are yet convertible into "other cryptocurrencies legally allowed in both the U.S. and China."

         You should address the risk that you may be unable to secure active trading markets for the MBPs and explain its potential impact. Discuss the volatility, fragmentation, potential
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         for manipulation, and general lack of regulation of the secondary markets in which digital assets trade and the resulting liquidity, valuation, and earnings challenges. Describe your storage or custodial practices with respect to the private key(s) granting access to digital assets, and explain the risks and challenges related to their security, such as the threat of a cybersecurity breach. Finally, clarify whether substantial ownership of MBPs in markets outside your principal place of business, such as the U.S., may impact your ability to generate revenue from such digital assets.
6. You provide a risk factor in your Form 10-K that addresses the PRC regulatory risks and challenges that you may face in the event that "establish [a] separate legal structure to initiate an [initial coin offering]" outside your principal place of business for the purpose of promoting and developing a project based on blockchain technology. In light of the
         PRC ban on not only initial coin offerings but also trading in cryptocurrencies, please clarify how you will ensure that any public offerings and subsequent trading in digital assets is compliant with PRC laws and regulations.

         You should explain why you believe the MBPs are legally allowed in China, how they are distinct from those digital assets that are prohibited, and how they differ from digital assets that are specifically intended to serve as a substitute for fiat currency, such as bitcoin. Finally, given your application enables users to use MBPs to, among other things, crowdfund new business opportunities and initiatives, please clarify whether you are subject to any other type of regulatory risk, such as the risk that you may be deemed a securities broker in China or elsewhere.
7. Please tell us whether you have conducted or are planning to conduct a public offering of
         MBPs or any other digital assets outside China. If so, describe the material terms and characteristics of the digital assets and the process by which the distribution occurred or will occur. Further, please advise how you determine whether digital assets are securities and what you believe would motivate a person who resides outside your principal place of business to participate in an offering of your digital assets or acquire your digital assets in the secondary markets. Disclose the risk that the securities laws of any jurisdiction, including the U.S. federal and state securities laws, may apply to the distribution and subsequent trading of your digital assets; and explain how you will ensure that you and any third parties, including any online trading platform on which your digital assets trade, are compliant with the securities laws and other regulatory regimes of any jurisdiction, such as the U.S. federal and state laws that apply to money services businesses.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Handong Cheng
ChinaNet Online Holdings, Inc.
November 29, 2018
Page 4

       You may contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence, Matthew Crispino, Attorney-Adviser, at (202) 551-3456 with any questions.



                                                         Sincerely,

FirstName LastNameHandong Cheng                          Division of
Corporation Finance
                                                         Office of Information
Technologies
Comapany NameChinaNet Online Holdings, Inc.
                                                         and Services
November 29, 2018 Page 4
cc:       Tahra Wright
FirstName LastName